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	November 24, 2017	HONG KONG
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VIA EDGAR

Daniel F. Duchovny

Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Planet Payment, Inc.

Schedule TO-T filed November 13, 2017 by Fintrax US Acquisition Subsidiary, Inc. and Franklin UK Bidco Limited

SEC File No. 005-87116

Dear Mr. Duchovny:

On behalf of Fintrax US Acquisition Subsidiary, Inc. (“Purchaser”) and Franklin UK Bidco Limited (“Parent” and, together with Purchaser, the “Filing Persons”), we provide the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) dated November 21, 2017 (the “Comment Letter”) relating to the above-referenced Tender Offer Statement on Schedule TO, as filed with the Commission on November 13, 2017 (the “Schedule TO”).

For the convenience of the Staff, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter and the text of the Staff’s comments appear in italics below. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase dated November 13, 2017, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”).

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

November 24, 2017

In addition, concurrently herewith we are transmitting via EDGAR Amendment No. 2 to the Schedule TO (the “Schedule TO Amendment”), which has revised the Schedule TO in response to the Staff’s comments.

Schedule TO-T

1.	Please provide us with your detailed legal analysis explaining why you do not believe the Fintrax Entities and the Eurazeo Entities have not been included as bidders in the offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site at www.sec.gov). Note also that each filing person must independently satisfy the filing, dissemination and disclosure requirements of Schedule TO.

Response: In response to the Staff’s comment, the Filing Persons respectfully advise the Staff that they do not believe that the Fintrax Entities and the Eurazeo Entities are bidders for purposes of Regulation 14D. In reaching this conclusion, the Filing Persons carefully reviewed the definition of a “bidder” in Rule 14d-1(g)(2) of Regulation 14D, which defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made” and considered the guidance in “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the November 14, 2000 Current Issues Outline (the “Outline”).

First, the Filing Persons emphasize that none of the Fintrax Entities or the Eurazeo Entities is making the Offer nor is the Offer being made on their behalf; instead, the Offer is made by and for the benefit of Parent and Purchaser. The Filing Persons note the Staff’s position stated in the Outline that “if a named bidder is an established entity with substantive operations and assets apart from those related to the Offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” Parent is not a newly formed entity in connection with the Offer. Parent is the primary parent company of Fintrax Group, which engages in the business of multi-currency digital payment processing and provides services for international shoppers, merchants, partner banks and acquirers. For over 30 years, Fintrax Group has expanded across the globe now covering 34 markets with over 800 staff. Parent and its subsidiaries are established entities with substantive operations and assets apart from those related to the Offer. As of December 31, 2016, Parent had approximately €299.4 million in net assets. As such, the Filing Persons believe that it is not necessary to proceed further up the chain of ownership or control to analyze whether control persons of Parent are co-bidders.

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

November 24, 2017

Second, the Filing Persons have identified the factors highlighted in the Outline and set forth below an analysis of the applicability of each factor to the role of the Fintrax Entities and the Eurazeo Entities in the Offer. This analysis further supports the conclusion that none of the Fintrax Entities or the Eurazeo Entities is a bidder in the Offer.

•	Outline Factor: Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

Analysis: No. Decision-making authority with respect to the initiation, structuring and negotiation of the Offer resides solely with Parent and Purchaser. A representative of Eurazeo, who is also a member of Parent’s board of directors, contacted a member of the board of directors of the Company in only one instance to indicate an interest in possibly resuming discussions regarding a potential business combination transaction between the Company and Fintrax. Except for this one instance of contact, all the discussions and negotiations with the Company in connection with the Offer have been conducted by Parent and Purchaser.

•	Outline Factor: Is the person acting together with the named bidder?

Analysis: No. The Fintrax Entities and the Eurazeo Entities are not acting together with Parent and Purchaser.

•	Outline Factor: To what extent did or does the person control the terms of the offer?

Analysis: None of the Fintrax Entities or the Eurazeo Entities is a party to the Merger Agreement. None of the Fintrax Entities or the Eurazeo Entities has the power to control the terms of the Offer. Decision-making authority with respect to the Offer resides solely with Parent and Purchaser and their respective boards of directors.

•	Outline Factor: Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

Analysis: A significant portion of the $278 million required to consummate the Offer will be provided in the form of proceeds from debt financing arranged by Parent, with the remainder provided in the form of cash and cash equivalents on hand of Parent and proceeds of capital contributions from Eurazeo and an affiliate of Eurazeo. The debt financing commitments to finance the consummation of the Offer have been obtained and arranged solely by Parent as part of a larger refinancing of Parent’s existing debt facilities. Under the terms of the debt financing commitments, Parent and a wholly owned subsidiary of Parent will be the borrowers and none of the Fintrax Entities or the Eurazeo Entities is a party to the Debt Commitment Letter. While the Eurazeo Entities (or entities related to them) are expected to make additional capital contributions to finance a portion of the funds required to consummate the Offer, neither Parent’s debt financing nor the Offer is subject to a condition with respect to any such capital contributions.

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

November 24, 2017

•	Outline Factor: Does the person control the named bidder, directly or indirectly?

Analysis: Parent is the primary parent company of Fintrax Group and a wholly owned subsidiary of the Fintrax Entities, which are controlled by the Eurazeo Entities. Since Parent is an established entity with substantive operations and assets apart from those related to the Offer, as analyzed above, the Filing Persons believe that it is not necessary to proceed further up the chain of ownership or control to analyze whether control persons of Parent are co-bidders. In addition, the Fintrax Entities are special purpose vehicles, without their own substantive operations, formed to facilitate tax planning.

•	Outline Factor: Did the person form the nominal bidder, or cause it to be formed?

Analysis: None of the Fintrax Entities or the Eurazeo Entities formed, or caused to be formed, Purchaser. Parent caused its direct wholly owned subsidiary to form Purchaser for purposes of the Offer.

•	Outline Factor: Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

Analysis: The Fintrax Entities and Eurazeo Entities would be deemed to beneficially own the shares of Parent and Purchaser under Rule 13d-3 of the Exchange Act and, therefore, would be deemed to beneficially own the shares of the Company to be purchased in the Offer.

Furthermore, adding the Fintrax Entities and the Eurazeo Entities as bidders would not provide any material information to the Company’s stockholders that is not already publicly disclosed.

For the foregoing reasons, the Filing Persons respectfully submit that none of the Fintrax Entities or the Eurazeo Entities is a bidder pursuant to Rule 14d-1(g)(2) or according to the Commission’s interpretive guidance.

Offer to Purchase

Certain Information Concerning the Company, page 20

2.	You may not disclaim responsibility for your own disclosure. Thus, revise your disclosure in the last paragraph of this section.

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

November 24, 2017

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure in the last paragraph of Section 8 of the Offer to Purchase, as reflected on page 2 of the Schedule TO Amendment.

Summary of the Support Agreements, page 41

3.	Please disclose the names of the persons with whom you entered into the support agreements.

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure in Section 11 of the Offer to Purchase to disclose the names of the persons with whom the Filing Persons entered into the support agreements, as reflected on page 2 of the Schedule TO Amendment.

Source and Amount of Funds, page 42

4.	We note disclosure indicating that you intend to finance the acquisition of Shares in the Offer and Merger with a combination of cash on hand, the Debt Financing Proceeds and other sources. Please provide the disclosure called for by Item 7 of Schedule TO. Please refer to Item 1007(d) of Regulation M-A.

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure in Section 12 of the Offer to Purchase, as reflected on pages 3-4 of the Schedule TO Amendment.

Sincerely,

/s/ Sean C. Doyle

cc:	John Glynn, Fintrax Group Holdings Limited
David Fishkin, Planet Payment, Inc.
Blake Liggio, Goodwin Procter LLP